FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
 (Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 are management's discussion and analysis of financial condition and results of operations and the unaudited interim consolidated financial statements of Diana Containerships Inc. (the "Company") and its subsidiaries for the six months ended June 30, 2018.

Attached to this Report on Form 6-K as Exhibit 101 are the following materials formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as at June 30, 2018 (unaudited) and December 31, 2017; (ii) Unaudited Interim Consolidated Statements of Operations for the six months ended June 30, 2018 and 2017; (iii) Unaudited Interim Consolidated Statements of Comprehensive Income/(Loss) for the six months ended June 30, 2018 and 2017; (iv) Unaudited Interim Consolidated Statements of Stockholders' Equity for the six months ended June 30, 2018 and 2017; (v) Unaudited Interim Consolidated Statements of Cash Flows for the six months ended June 30, 2018 and 2017; and (vi) Notes to Unaudited Interim Consolidated Financial Statements.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-197740), filed with the U.S. Securities and Exchange Commission (the "SEC") with an effective date of August 13, 2014, the Company's registration statement on Form F-3 (File no. 333-215748), as amended and filed with the SEC with an effective date of March 7, 2017, and the Company's registration statement on Form F-3 (File No. 333-216944), filed with the SEC with an effective date of May 11, 2017.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report and the exhibits attached hereto may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this report and the exhibits attached hereto are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: September 14, 2018	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer

Exhibit 99.1

Diana Containerships Inc.
Unless otherwise specified herein, references to the "Company" or "we", "us" and "our" shall include Diana Containerships Inc. and its subsidiaries. The following management's discussion and analysis should be read in conjunction with our interim unaudited consolidated financial statements and their notes attached hereto. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements. For additional information relating to our management's discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission (the "SEC") on March 16, 2018.
Management's Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2018
Our Operations
We charter our vessels to customers primarily pursuant to short-term and long-term time charters. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes, environmental compliance costs, lay-up expenses and other miscellaneous expenses, and we also pay commissions to unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.
Factors affecting our results of operations
We believe that the important measures for analyzing trends in our results of operations consist of the following:
•
Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

•
Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys including the aggregate amount of time that we spend positioning our vessels for such events. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•
Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any other reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•
Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades and special surveys, including vessel positioning for such events.

•
Time Charter Equivalent (TCE) rates. We define TCE rates as our time charter revenues, net, less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE rate is a non-GAAP measure, and management believes it is useful to provide to investors because it is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

•
Daily Operating Expenses. We define daily operating expenses as total vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental compliance costs, lay-up expenses and other miscellaneous expenses divided by total ownership days for the relevant period.

The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rate and daily operating expenses for the six months ended June 30, 2018 and 2017:
	For the six months ended June 30,
	2018	2017
Ownership days	1,551	2,154
Available days	1,539	2,131
Operating days	1,443	1,423
Fleet utilization	93.8%	66.8%
Time charter equivalent (TCE) rate	$8,853	$3,876
Daily operating expenses	$6,271	$5,161

The following table reflects the calculation of our TCE rates for the periods presented.

	For the six months ended June 30,
	2018	2017
	(in thousands of U.S. dollars, except for available days and TCE rate)
Time charter revenues	$14,260	$9,273
Less: voyage expenses	(635)	(1,013)
Time charter equivalent revenues	$13,625	$8,260
Available days	1,539	2,131
Time charter equivalent (TCE) rate	$8,853	$3,876

Time Charter Revenues
Our revenues are driven primarily by the number of vessels in our fleet, the number of voyage days and the amount of daily charter hire that our vessels earn under charters which, in turn, are affected by a number of factors, including:
•	the duration of our charters;
•	our decisions relating to vessel acquisitions and disposals;
•	the amount of time that we spend positioning our vessels;
•	the amount of time that our vessels spend in drydock undergoing repairs;
•	maintenance and upgrade work;
•	the age, condition and specifications of our vessels;
•	levels of supply and demand in the container shipping industry; and
•	other factors affecting spot market charter rates for container vessels.
Period charters refer to both time and bareboat charters. Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on period charters, future spot charter rates may be higher or lower than the rates at which we have employed our vessels on period charters.
Currently, all of our vessels are employed on time charters. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Voyage Expenses
We incur voyage expenses that include port and canal charges, bunker (fuel oil) expenses and commissions. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the owner of the vessels. Our vessels are currently employed under time charters that require the charterer to bear all of those expenses. However, at times when our vessels are off-hire, we incur port and canal charges and bunker expenses.
We have paid commissions ranging from 0% to 5.00% of the total daily charter hire rate of each charter to unaffiliated ship brokers and in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In addition to commissions paid to third parties, our fleet manager, Unitized Ocean Transport Limited (or "UOT"), our wholly-owned subsidiary, receives commissions that are equal to 2% of our gross revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. However, this commission is eliminated in our consolidated financial statements as an intercompany transaction.

Vessel Operating Expenses
Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase. In conjunction with our senior executive officers, our manager has established an operating expense budget for each vessel and performs the day-to-day management of our vessels under separate management agreements with our vessel-owning subsidiaries. We monitor the performance of our manager by comparing actual vessel operating expenses with the operating expense budget for each vessel. We are responsible for the costs of any deviations from the budgeted amounts.
Vessel Depreciation
We depreciate our vessels on a straight-line basis over their estimated useful lives which we estimate to be 30 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost less the estimated salvage values. Each vessel's salvage value is the product of her light-weight tonnage and estimated scrap rate, which is estimated at $350 per light-weight ton. We believe that these assumptions are common in the containership industry.
General and Administrative Expenses
We incur general and administrative expenses, including our onshore related expenses such as legal and professional expenses.  Certain of our general and administrative expenses are provided for under our Broker Services Agreement with Steamship Shipbroking Enterprises Inc. We also incur payroll expenses of employees and general and administrative expenses reflecting the costs associated with running a public company, including board of director costs, director and officer insurance, investor relations, registrar and transfer agent fees, compensation cost on restricted stock awards and legal and accounting costs related to our compliance with public reporting obligations.
Interest and Finance Costs
We incur interest and finance costs in connection with our vessel-specific debt. As at June 30, 2018, $33.9 million of principal balance remained outstanding under our loan facility with Diana Shipping Inc. ("DSI"). In July 2018, we repaid in full to DSI the outstanding principal balance and the $5.0 million discount premium, which was also payable at maturity, and the loan agreement was terminated. Currently, our outstanding debt is zero.

Results of Operations
	For the Six Months Ended June 30,
	2018	2017	variation	% change
	in millions of U.S. dollars
Time charter revenues	14.30	9.30	5.00	54%
Voyage expenses	(0.60)	(1.00)	0.40	-40%
Vessel operating expenses	(9.70)	(11.10)	1.40	-13%
Depreciation and amortization of deferred charges	(3.10)	(4.00)	0.90	-23%
General and administrative expenses	(3.90)	(3.30)	(0.60)	18%
Impairment losses	(15.60)	-	(15.60)	-
(Loss) / gain on vessels' sale	(16.70)	0.90	(17.60)	-1956%
Interest and finance costs	(10.90)	(3.90)	(7.00)	179%
Gain from bank debt write off	-	42.20	(42.20)	-

For the six months ended June 30, 2018 compared to the six months ended June 30, 2017
Time Charter Revenues for the six months ended June 30, 2018, amounted to $14.3 million, compared to $9.3 million for the same period in 2017. The increase in time charter revenues is attributable to increased time charter rates achieved as a result of improved market conditions, and was partially off-set by the decrease in the average number of our vessels, following the disposal of the vessels Doukato, New Jersey, Great, March, Sagitta, Centaurus and Puelo from June 2017 to June 2018.
Voyage Expenses for the six months ended June 30, 2018, amounted to $0.6 million, compared to $1.0 million for the same period in 2017. Voyage expenses mainly include commissions on our gross charter hire paid to third party brokers, bunker expenses, which we incur while our vessels are off-hire and other voyage expenses. The decrease of the voyage expenses was mainly attributable to decreased bunker expenses, as our vessels were off hire for 96 days in the first six months of 2018, compared to 708 days in the same period of 2017. This decrease of the voyage expenses was partially counterbalanced by increased commissions, which are a percentage of the time charter revenues.
Vessel Operating Expenses for the six months ended June 30, 2018 amounted to $9.7 million, compared to $11.1 million for the same period of 2017 and mainly consisted of expenses for running and maintaining the vessels, such as crew wages and related costs, consumables and stores, lubricants, insurances, repairs and maintenance, environmental costs, lay-up expenses and vessel-related taxes. The overall decrease in operating expenses is attributable to the shrinkage of our fleet in the first six months of 2018, compared to the same period of 2017; however, daily operating expenses have increased in almost all major categories, as a result of the reactivation of various vessels from their lay-up condition.
Depreciation and Amortization of Deferred Charges for the six months ended June 30, 2018 amounted to $3.1 million, compared to $4.0 million for the same period in 2017, and mainly includes the depreciation expense of our vessels during the respective periods and also the amortization of the deferred dry-dock costs. The decrease in depreciation and amortization of deferred charges was due to the shrinkage of our fleet.
General and Administrative Expenses for the six months ended June 30, 2018 amounted to $3.9 million, compared to $3.3 million for the same period in 2017, and mainly consist of payroll expenses of office employees, consultancy fees, brokerage services fees, compensation cost on restricted stock awards, legal fees and audit fees. The increase was mainly attributable to increased legal fees, payroll costs and compensation cost on restricted stock awards, and was partially offset by decreased audit fees.
Impairment losses for the six months ended June 30, 2018 amounted to $15.6 million and relate to impairment charges of the vessel Hamburg, which was classified as held for sale on the June 30, 2018 balance sheet. The vessel was delivered to its new owners subsequent to the balance sheet date. No impairment losses were incurred in the period ended June 30, 2017.

Loss on vessels' sale for the six months ended June 30, 2018 amounted to $16.7 million and relates to the aggregate loss we incurred in connection with the disposal of the vessels New Jersey, Great, March, Sagitta, Centaurus and Puelo in the first six months of 2018, while the respective gain for the six months ended June 30, 2017 amounted to $0.9 million and relates to the disposal of the vessel Doukato in June 2017.
Interest and Finance Costs were $10.9 million for the period ended June 30, 2018, compared to $3.9 million for the same period in 2017. Interest and finance costs mainly include interest expense in connection with our loan agreements with DSI, Addiewell Ltd. ("Addiewell") and the Royal Bank of Scotland plc ("RBS"), and the discount premium amortization in connection with our loan agreements with DSI and Addiewell. The increase in interest and finance costs in the first six months of 2018 is attributable to the recognition of $8.5 million of discount premium amortization in the period ended June 30, 2018, according to the respective terms of the loan agreements, and was partially counterbalanced by decreased interest expense. Interest expense decreased in the first six months of 2018, compared to the same period of 2017, due to the decrease of our average debt after the full repayment of our RBS loan and the new loan drawdowns from DSI and Addiewell on June 30, 2017, although the interest rates achieved in our new loan agreements were higher.
Gain from bank debt write-off amounted to $42.2 million for the period ended June 30, 2017, and relates to the gain, net of related expenses, arising from the settlement agreement with respect to the secured loan facility with RBS, which was signed on June 30, 2017.
Inflation
Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.
Liquidity and Capital Resources
We have historically financed our capital requirements with cash flow from operations, equity contributions from shareholders and long-term debt. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of loans and payments of dividends. In the future, we may require capital to fund ongoing operations, additional vessel acquisitions and debt service, if it applies.
Currently, we have zero debt outstanding. Our operating cash flow is generated from charters on our vessels, through our subsidiaries. Working capital is defined as current assets minus current liabilities, and as at June 30, 2018, we had a working capital surplus of $2.8 million, while at December 31, 2017 we had a working capital deficit of $73.2 million. We anticipate that internally generated cash flow and cash on hand will be sufficient to fund the operations of our fleet, including our working capital requirements, within the following 12 months.
Cash Flow
As at June 30, 2018 and December 31, 2017, cash and cash equivalents amounted to $3.9 million and $6.4 million, respectively, while as at June 30, 2018, there was also an amount of $19.4 million on our balance sheet representing restricted cash, which was collected on June 29, 2018 upon the sale of the vessel Puelo and was immediately payable to DSI according to the terms of the loan agreement. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash Used In Operating Activities
Net cash used in operating activities for the period ended June 30, 2018 and 2017 amounted to $0.5 million and $8.0 million, respectively. The decrease of net cash used in operating activities was mainly attributable to increased revenues, as a result of increased average time charter rates and also to the decreased off-hire days during the period ended June 30, 2018.
Net Cash Provided By Investing Activities
Net cash provided by investing activities in the six months ended June 30, 2018 was $73.0 million and consists of $73.1 million that we received from the sale of the vessels New Jersey, Great, March, Sagitta, Centaurus and Puelo, and $47 thousand that we paid for property additions.
Net cash provided by investing activities in the six months ended June 30, 2017 was $6.7 million and consists of $5.9 million that we received from the sale of the vessel Doukato, $0.8 million that we received as insurance settlements and $11 thousand that we paid for property additions.
Net Cash Used In Financing Activities
Net cash used in financing activities in the six months ended June 30, 2018 was $55.5 million and consists of $18.5 million that we paid as full repayment of our outstanding loan facility with Addiewell (including the $10.0 million of discount premium), $48.7 million that we paid to DSI as part repayment of our outstanding loan facility, $11.7 million we received as equity proceeds, net of expenses, and $68 thousand of financing costs we paid in connection with our loan facilities.
Net cash used in financing activities in the six months ended June 30, 2017 was $4.4 million and consists of $40.0 million and $35.0 million we received from DSI and Addiewell, respectively, as loan proceeds, $85.0 million that we paid as full repayment of our outstanding loan facility with RBS, and $5.6 million we received as equity proceeds, net of expenses.
Capital Expenditures
Our future capital expenditures relate to the purchase of containerships and vessel upgrades. We also expect to incur additional capital expenditures when our vessels undergo surveys. This process of recertification may require us to reposition these vessels from a discharge port to shipyard facilities, which will reduce our operating days during the period. The loss of earnings associated with the decrease in operating days, together with the capital needs for repairs and upgrades results in increased cash flow needs which we will fund with cash on hand.
Recent Developments
In July 2018, we repaid our entire outstanding loan balance and the entire discount premium due to DSI, using the proceeds from the sale of the vessels Puelo and Hamburg, which were delivered to their new owners in June and July 2018, and accordingly, the loan agreement was terminated.
Subsequent to June 30, 2018, and up to September 13, 2018, the 775 Series B-2 convertible preferred shares outstanding on June 30, 2018 were converted to common stock. Additionally, we received $1.0 million of gross proceeds from the exercise of 1,000 Series B-2 preferred warrants to purchase an equal number of Series B-2 convertible preferred shares. In aggregate, subsequent to the balance sheet date, 1,365 Series B-2 convertible preferred shares were converted to 978,356 common shares, thus leaving 410 Series B-2 convertible preferred shares outstanding on September 13, 2018.

DIANA CONTAINERSHIPS INC.

DIANA CONTAINERSHIPS INC.
Consolidated Balance Sheets as at June 30, 2018 (unaudited) and December 31, 2017
(Expressed in thousands of U.S. Dollars, except for share and per share data)

ASSETS	June 30, 2018	December 31, 2017
CURRENT ASSETS:
Cash and cash equivalents	$3,921	$6,444
Accounts receivable, trade	240	428
Inventories	1,055	1,667
Prepaid expenses and other assets	950	1,083
Restricted cash (Note 3)	19,443	-
Vessels held for sale (Note 4)	19,875	18,378
Total current assets	45,484	28,000

FIXED ASSETS:
Vessels, net (Note 4)	92,489	201,308
Property and equipment, net	940	911
Total fixed assets	93,429	202,219
Deferred charges, net	973	2,088
Total assets	$139,886	$232,307

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Unrelated party financing, net of unamortized deferred financing costs (Note 5)	$-	$12,119
Related party financing, net of unamortized deferred financing costs (Note 3)	38,472	84,832
Accounts payable, trade and other	1,480	1,715
Due to related parties, current (Note 3)	59	65
Accrued liabilities	2,455	2,045
Deferred revenue	175	439
Total current liabilities	42,641	101,215
Other liabilities, non-current (Note 7)	841	320
Commitments and contingencies (Note 6)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, 875 and 389 issued and outstanding as at June 30, 2018 and December 31, 2017, respectively (Note 7)	-	-
Common stock, $0.01 par value; 500,000,000 shares authorized; 9,681,171 and 4,051,266 issued and outstanding as at June 30, 2018 and December 31, 2017, respectively (Note 7)	95	40
Additional paid-in capital (Note 7)	422,804	410,982
Other comprehensive income	6	6
Accumulated deficit	(326,501)	(280,256)
Total stockholders' equity	96,404	130,772
Total liabilities and stockholders' equity	$139,886	$232,307

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Unaudited Interim Consolidated Statements of Operations
For the six months ended June 30, 2018 and 2017
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2018	2017
REVENUES:
Time charter revenues (Note 1)	$14,260	$9,273

EXPENSES:
Voyage expenses	635	1,013
Vessel operating expenses	9,727	11,117
Depreciation and amortization of deferred charges (Note 4)	3,100	4,026
General and administrative expenses (Notes 3 and 7)	3,859	3,289
Impairment losses (Note 4)	15,626	-
Loss / (gain) on vessels' sale (Note 4)	16,679	(945)
Foreign currency (gains) / losses	(33)	9
Operating loss	$(35,333)	$(9,236)

OTHER INCOME/(EXPENSES)
Interest and finance costs (Notes 3 and 5)	$(10,939)	$(3,878)
Interest income	27	53
Gain from bank debt write off	-	42,185
Total other income /(expenses), net	$(10,912)	$38,360

Net income/ (loss)	$(46,245)	$29,124

Earnings / (Loss) per common share, basic (Note 8)	$(6.54)	$15,691.81

Earnings / (Loss) per common share, diluted (Note 8)	$(6.54)	$14,996.91

Weighted average number of common shares, basic (Note 8)	7,068,474	1,856

Weighted average number of common shares, diluted (Note 8)	7,068,474	1,942

DIANA CONTAINERSHIPS INC.
Unaudited Interim Consolidated Statements of Comprehensive Income / (Loss)
For the six months ended June 30, 2018 and 2017
(Expressed in thousands of U.S. Dollars)

	2018	2017

Net income / (loss)	$(46,245)	$29,124

Comprehensive income / (loss)	$(46,245)	$29,124

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Unaudited Interim Consolidated Statements of Stockholders' Equity
For the six months ended June 30, 2018 and 2017
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Common Stock		Preferred Stock		Additional	Other
	# of	Par	# of	Par	Paid-in	Comprehensive	Accumulated
	Shares	Value	Shares	Value	Capital	Income / (Loss)	Deficit	Total

Balance, December 31, 2016	1,533	$-	-	$-	$374,975	$(20)	$(284,075)	$90,880
- Net income	-	-	-	-	-	-	29,124	29,124
- Issuance of Series B preferred stock, net of expenses	-	-	6,000	-	5,610	-	-	5,610
- Conversion of Series B preferred stock to common stock	816	-	(4,818)	-	-			-
- Issuance of Series C preferred stock	-	-	100	-	3,000	-	-	3,000
- Compensation cost on restricted stock (Note 7)	-	-	-	-	492	-	-	492
Balance, June 30, 2017	2,349	$-	1,282	$-	$384,077	$(20)	$(254,951)	$129,106

Balance, December 31, 2017	4,051,266	$40	389	$-	$410,982	$6	$(280,256)	$130,772
- Net loss	-	-	-	-	-	-	(46,245)	(46,245)
- Issuance of Series B preferred stock, net of expenses	-	-	11,750	-	11,703	-	-	11,703
- Conversion of Series B preferred stock to common stock (Note 7)	5,468,205	54	(11,264)	-	(54)	-	-	-
- Issuance of restricted stock and Compensation cost on restricted stock (Note 7)	161,700	1	-	-	173	-	-	174
Balance, June 30, 2018	9,681,171	$95	875	$-	$422,804	$6	$(326,501)	$96,404

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Unaudited Interim Consolidated Statements of Cash Flows
For the six months ended June 30, 2018 and 2017
(Expressed in thousands of U.S. Dollars)
	2018	2017
Cash Flows used in Operating Activities:
Net income / (loss)	$(46,245)	$29,124
Adjustments to reconcile net income / (loss) to net cash used in operating activities:
Depreciation and amortization of deferred charges (Note 4)	3,100	4,026
Amortization of deferred financing costs	176	141
Amortization of discount premium (Notes 3 and 5)	8,522	29
Impairment losses (Note 4)	15,626	-
Loss / (gain) on vessels' sale (Note 4)	16,679	(945)
Compensation cost on restricted stock awards (Note 7)	683	541
Gain from bank debt write off	-	(42,185)
(Increase) / Decrease in:
Accounts receivable, trade	188	(183)
Inventories	612	765
Prepaid expenses and other assets	133	104
Increase / (Decrease) in:
Accounts payable, trade and other	(167)	973
Due to related parties	(6)	(39)
Accrued liabilities	410	(296)
Deferred revenue	(264)	374
Other liabilities	11	17
Drydock costs	-	(474)
Net Cash used in Operating Activities	$(542)	$(8,028)

Cash Flows provided by Investing Activities:
Proceeds from sale of vessels, net of expenses (Note 4)	73,051	5,895
Property and equipment additions	(47)	(11)
Insurance settlements	-	785
Net Cash provided by Investing Activities	$73,004	$6,669

Cash Flows used in Financing Activities:
Proceeds from a related party loan (Note 3)	-	40,000
Proceeds from an unrelated party loan (Note 5)	-	35,000
Repayments of a related party loan (Note 3)	(48,677)	-
Repayments of unrelated parties loans (Note 5)	(18,500)	(85,000)
Issuance of preferred stock, net of expenses (Note 7)	11,703	5,610
Payments of financing costs	(68)	-
Net Cash used in Financing Activities	$(55,542)	$(4,390)

Net increase / (decrease) in cash, cash equivalents and restricted cash	$16,920	$(5,749)
Cash, cash equivalents and restricted cash at beginning of period	$6,444	$17,316
Cash, cash equivalents and restricted cash at end of period	$23,364	$11,567

SUPPLEMENTAL CASH FLOW INFORMATION
Restricted cash at beginning of period	$-	$9,000
Restricted cash at end of period (Note 3)	19,443	-
Related party loan reduction in exchange for preferred shares (Note 3)	-	3,000
Interest payments, net of amounts capitalized	2,227	3,896

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2018
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)
1.	General Information
The accompanying unaudited interim consolidated financial statements include the accounts of Diana Containerships Inc. ("DCI") and its wholly-owned subsidiaries (collectively, the "Company"). Diana Containerships Inc. was incorporated on January 7, 2010 under the laws of the Republic of Marshall Islands for the purpose of engaging in any lawful act or activity under the Marshall Islands Business Corporations Act.
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim consolidated financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2017 included in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 16, 2018 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2018 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2018. A discussion of the Company's significant accounting policies can be found in the audited consolidated financial statements for the fiscal year ended December 31, 2017, as filed on Form 20-F on March 16, 2018.
The consolidated balance sheet as of December 31, 2017 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In September and November 2017, the Company effected, in addition to previously effected reverse stock splits, two additional reverse stock splits on its issued and outstanding common stock, of 1-for-3 and 1-for-7, respectively. All share and per share amounts disclosed in the accompanying unaudited interim consolidated financial statements give effect to these two reverse stock splits retroactively and thus affect the period ended June 30, 2017.
At June 30, 2018, the Company reported a working capital surplus of $2,843. Since 2017, the Company's management has implemented a number of actions to manage the Company's working capital requirements. As at the date that these unaudited interim consolidated financial statements are issued, the Company has managed to fully repay its entire outstanding debt, by making use of vessels' sales proceeds  and equity proceeds (Notes 4, 7 and 10) and thus, the Company's fleet comprises of four unencumbered vessels with zero debt outstanding. The Company expects that it will fund its operations either with cash on hand, cash generated from operations, bank debt and equity offerings, or a combination thereof, in the twelve-month period ending one year after the financial statements' issuance and accordingly, there is no substantial doubt about the Company's ability to continue as a going concern.
The Company is engaged in the seaborne transportation industry through the ownership of containerships and operates its fleet through Unitized Ocean Transport Limited, a wholly-owned subsidiary, while Wilhelmsen Ship Management LTD, an unaffiliated third party, provided management services to the laid-up vessels of the Company's fleet, for a fixed monthly fee for each vessel. The fees payable to Wilhelmsen Ship Management LTD, amounted to $62 and $485 for the six months ended June 30, 2018 and 2017, respectively, and are included in Vessel operating expenses in the accompanying unaudited interim consolidated statements of operations.

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2018
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

As at June 30, 2018, the Company was the sole owner of all outstanding shares of the following subsidiaries:

a/a	Company	Place of Incorporation	Vessel	Flag	TEU	Date built	Date acquired	Date sold
Vessel Owning Subsidiaries - Panamax Vessels
1	Rongerik Shipping Company Inc.	Marshall Islands	Domingo	Marshall Islands	3,739	Mar-01	Feb-12	-
2	Dud Shipping Company Inc.	Marshall Islands	Pamina	Marshall Islands	5,042	May-05	Nov-14	-
Vessel Owning Subsidiaries - Post-Panamax Vessels
3	Oruk Shipping Company Inc.	Marshall Islands	Pucon	Marshall Islands	6,541	Aug-06	Sep-13	-
4	Meck Shipping Company Inc.	Marshall Islands	Rotterdam	Marshall Islands	6,494	Jul-08	Sep-15	-
5	Langor Shipping Company Inc. (Notes 4 and 10)	Marshall Islands	Hamburg	Marshall Islands	6,494	Mar-09	Nov-15	Jul-18
Vessel Owning Subsidiaries - Sold Vessels
6	Kapa Shipping Company Inc.	Marshall Islands	Angeles	Marshall Islands	4,923	Dec-06	Apr-15	Nov-16
7	Utirik Shipping Company Inc.	Marshall Islands	Doukato	Marshall Islands	3,739	Feb-02	Feb-12	Jun-17
8	Mago Shipping Company Inc. (Note 4)	Marshall Islands	New Jersey	Marshall Islands	4,923	Nov-06	Apr-15	Mar-18
9	Delap Shipping Company Inc. (Note 4)	Marshall Islands	March	Marshall Islands	5,576	May-04	Sep-14	Mar-18
10	Jabor Shipping Company Inc. (Note 4)	Marshall Islands	Great	Marshall Islands	5,576	Apr-04	Oct-14	Mar-18
11	Likiep Shipping Company Inc. (Note 4 )	Marshall Islands	Sagitta	Marshall Islands	3,426	Jun-10	Jun-10	Apr-18
12	Orangina Inc. (Note 4)	Marshall Islands	Centaurus	Marshall Islands	3,426	Jul-10	Jul-10	May-18
13	Eluk Shipping Company Inc. (Note 4)	Marshall Islands	Puelo	Marshall Islands	6,541	Nov-06	Aug-13	Jun-18
Other Subsidiaries
14	Unitized Ocean Transport Limited	Marshall Islands	Management company		-	-	-	-
15	Container Carriers (USA) LLC	Delaware - USA	Company's US representative		-	-	-	-

Unitized Ocean Transport Limited (the "Manager" or "UOT"), was established for the purpose of providing the Company and its vessels with management and administrative services, effective March 1, 2013. The fees payable to UOT pursuant to the respective management and administrative agreements are eliminated in consolidation as intercompany transactions.
Container Carriers (USA) LLC ("Container Carriers"), was established in July 2014 in the State of Delaware, USA, to act as the Company's authorized representative in the United States.

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2018
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

During the six months ended June 30, 2018 and 2017, charterers that accounted for more than 10% of the Company's hire revenues were as follows:
Charterer	2018	2017
A	27%	-
B	11%	14%
C	14%	-
D	-	11%
E	30%	14%
F	18%	40%
2.	Recent Accounting Pronouncements
Recent Accounting Pronouncements Adopted
a) In May 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. In August 2015, FASB issued ASU No. 2015-14 "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date," which deferred the effective date of ASU 2014-09 for all entities by one year. The standard is effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein.  In May and April 2016, the FASB issued two Updates with respect to Topic 606: ASU 2016-10, "Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing" and ASU 2016-12, "Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients." The Company has evaluated the impact of the standard after reviewing historical contracts and has determined that all of the Company's agreements are considered leases.
(b) In November 2016, the FASB issued ASU No. 2016-18—Statement of Cash Flows (Topic 230) - Restricted Cash which addresses the requirement that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. The Company has adopted the standard in the first quarter of 2018 and the adoption of the new standard did not have a material impact on its consolidated financial statements and notes disclosures.

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2018
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

Recent Accounting Pronouncements Not Yet Adopted
In February 2016, the FASB issued ASU No. 2016-02 - Leases (ASC 842), and as amended, which requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. The new lease standard does not substantially change lessor accounting. For public companies, the standard will be effective for the first interim reporting period within annual periods beginning after December 15, 2018, although early adoption is permitted. Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. In July 2018, the FASB issued ASU No. 2018-10 Codification Improvements to Topic 842, Leases, and No. 2018-11, Leases (ASC 842) – Targeted Improvements. The amendments in these Updates: (i) provide entities with an additional (and optional) transition method to adopt the new leases standard, under which an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption consistent with preparers' requests and (ii) provide lessors with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for those components as a single component if both of the following are met: (a) The timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (b) The lease component, if accounted for separately, would be classified as an operating lease. If the non-lease component or components associated with the lease component are the predominant component of the combined component, an entity is required to account for the combined component in accordance with ASC 606. Otherwise, the entity should account for the combined component as an operating lease in accordance with ASC 842. Under ASC 842, lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. The requirements of this standard include a significant increase in required disclosures. The Company has elected to use this new optional transitional period and the practical expedient of combining the lease and non-lease component(s) as a single component since the time and pattern of transfer of the non-lease component(s) and associated component are the same and the lease components are classified as operating leases. The Company is currently assessing whether it will adopt ASU 2016-02 during 2018 or on January 1, 2019. The Company expects that the adoption of ASU 2016-02, ASU 2018-10 and ASU 2018-11 will not have a material impact on the consolidated results of operations, financial condition, or cash flows.
3.	Transactions with Related Parties
(a) Altair Travel Agency S.A ("Altair"): The Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company's CEO and Chairman of the Board. Travel expenses for the six months ended June 30, 2018 and 2017 were $356 and $339 respectively, and are included in Operating expenses, in General and administrative expenses and in Loss / (gain) on vessels' sale in the accompanying unaudited interim consolidated statements of operations. As at June 30, 2018 and December 31, 2017, an amount of $43 and $21, respectively, was payable to Altair and is included in Due to related parties, current in the accompanying consolidated balance sheets.
(b) Steamship Shipbroking Enterprises Inc. ("Steamship Shipbroking"): Steamship Shipbroking, a company controlled by the Company's CEO and Chairman of the Board, provides brokerage services to DCI, pursuant to a Brokerage Services Agreement for a fixed fee.  For the six months ended June 30, 2018 and 2017, total brokerage fees to Steamship Shipbroking amounted to $840 and $840 respectively, and are included in General and administrative expenses in the accompanying unaudited interim consolidated statements of operations. As at June 30, 2018 and December 31, 2017 there was no amount due from or due to Steamship Shipbroking. As at December 31, 2017, an amount of $420 has been accrued for in connection with bonuses approved to Steamship Shipbroking and is included in Accrued liabilities in the accompanying consolidated balance sheets.

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2018
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(c) Diana Shipping Inc. ("DSI"):  The amounts of related party loans shown in the accompanying consolidated balance  sheets are analyzed as follows:
	June 30, 2018	Current	Non-current	December 31, 2017	Current	Non-current

Diana Shipping Inc - Term Loan	$33,940	$33,940	$-	$82,617	$82,617	$-
Discount Premium payable to the lenders	4,532	4,532	-	2,292	2,292	-
less unamortized deferred financing costs	-	-	-	(77)	(77)	-
Related party financing, net of unamortized deferred financing costs	$38,472	$38,472	$-	$84,832	$84,832	$-

On May 20, 2013, the Company, through its subsidiary Eluk Shipping Company Inc., entered into an unsecured loan agreement of up to $50,000 with Diana Shipping Inc., to be used to fund vessel acquisitions and for general corporate purposes. The loan was guaranteed by the Company and initially bore interest at a rate of LIBOR plus a margin of 5.0% per annum and a fee of 1.25% per annum ("back-end fee") on any amounts repaid upon any repayment or voluntary prepayment dates. In August 2013, the full amount was drawn down under the loan agreement, which was repayable on August 20, 2017. Under an amendment signed on September 9, 2015, the maturity of the loan was extended until March 15, 2022, and the agreement provided for annual repayments of $5,000, plus a balloon instalment at the final maturity date, and bore interest at LIBOR plus margin of 3.0% per annum. The Company also agreed to pay at the date of the amendment the accumulated back-end fee, amounting to $1,302, and that no additional back-end fee would be charged thereafter. Furthermore, the Company agreed to pay at the final maturity date a flat fee of $200. Following another amendment on September 12, 2016, the loan was undertaken by Kapa Shipping Company Inc. and its repayment was immediately suspended and deferred to a later date. Finally, the margin was revised to 3.35% per annum until December 31, 2018, thereafter reverting to 3.0% per annum until maturity.
On May 30, 2017, the Company issued 100 shares of its newly-designated Series C Preferred Stock, par value $0.01 per share, to DSI, in exchange for a reduction of $3,000 in the principal amount of the Company's outstanding loan, thus leaving an outstanding principal balance of $42,417.
On June 30, 2017, the Company refinanced the above loan. The principal amount of the new secured loan is $82,617 and includes the $42,417 outstanding principal balance as of June 30, 2017, increased by the flat fee of $200 which was payable at maturity, and an additional $40,000. The amount of $40,000 was drawn to partially repay the Company's then existing loan with The Royal Bank of Scotland plc ("RBS"), whose settlement resulted in a net gain of $42,185 for the Company, which is reflected in Gain from bank debt write off in the accompanying unaudited interim consolidated statements of operations. The new loan matures on December 31, 2018 and provides for an additional $5,000 interest-bearing "discount premium", which is payable at maturity  and is recognized in Interest and Finance costs throughout the life of the loan and in Related party financing, net of unamortized deferred financing costs. Until the full repayment of the Addiewell loan (Note 5), the DSI loan was subordinated to the Addiewell loan and was secured by second priority mortgages over all the Company's containerships. After the full repayment of the Addiewell loan in May 2018, the DSI loan is secured by first priority mortgages over all the Company's containerships. It also bears interest at the rate of 6% per annum for the first twelve months, scaled to 9% per annum for the next three months and further scaled to 12% per annum for the remaining three months until maturity, includes financial and other covenants which stipulate the repayment with proceeds from the sale of assets of the Company, proceeds from the issuance of new equity and proceeds from the exercise of existing warrants to purchase the Company's Series B Convertible Preferred Shares (Note 7) and prohibits the payment of dividends. During the first six months of 2018, the Company repaid $48,677 of its outstanding loan balance, by making use of warrant proceeds and vessels' sales proceeds, according to the respective terms of the loan agreement.  As at June 30, 2018, the Company has classified an amount of $19,443 as Restricted Cash, representing cash collected on June 29, 2018 upon the sale of the vessel "Puelo" (Note 4), which was immediately repayable to the lenders, according to the terms of the loan agreement. In July 2018, the Company repaid its entire outstanding loan balance and the discount premium due to DSI, using the proceeds from the sale of the vessels "Puelo" and "Hamburg", and accordingly, the loan agreement was terminated (Notes 4 and 10).
For the six months ended June 30, 2018 and 2017, interest expense incurred under the loan agreements with DSI amounted to $1,943 and $968, respectively, while the discount premium amortization for the six months ended June 30, 2018 and 2017, amounted to $2,240 and $9, respectively. Interest expense and discount premium amortization are included in Interest and finance costs in the accompanying unaudited interim consolidated statements of operations.  Accrued interest as of June 30, 2018 and December 31, 2017 amounted to $16 and $44, respectively, and is included in Due to related parties, current in the accompanying consolidated balance sheets.
4.	Vessels and Vessels held for sale
In October 2017, the Company, through two of its subsidiaries, had entered into two memoranda of agreement to sell the vessels "March" and "Great" and the vessels were classified on December 31, 2017 in current assets as held for sale, according to the provisions of ASC 360, as all criteria required for this classification were met. Furthermore, from February to May 2018, the Company, through certain of its subsidiaries, entered into four memoranda of agreement to sell the vessels "New Jersey", "Sagitta", "Centaurus" and "Puelo" to unrelated parties. All six vessels were delivered to their new owners from March to June 2018, and the Company received aggregate proceeds of $73,051, net of expenses. The aggregate loss from the sale of vessels, including direct to sale expenses, for the six months ended June 30, 2018 amounted to $16,679, while the respective gain, net of direct to sale expenses, for the six months ended June 30, 2017 amounted to $945, and relates to the sale of the vessel "Doukato". The amounts are separately reflected in Loss / (Gain) on vessels' sale in the accompanying unaudited interim consolidated statements of operations. The Company used the proceeds from the sales of the vessels to repay indebtedness, according to the respective terms of the Company's existing credit agreements (Notes 3 and 5).

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2018
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

Finally, in May 2018, the Company, through one of its subsidiaries, entered into a memorandum of agreement to sell the vessel "Hamburg" to unrelated parties, for a gross sale price of $21,000. The vessel, which was delivered to its new owners in July 2018 (Note 10), was classified on June 30, 2018 in current assets as held for sale, according to the provisions of ASC 360, as all criteria required for this classification were met. The specific vessel was impaired as of June 30, 2018, since its carrying amount as at the balance sheet date was higher than its fair value, less cost to sell. The fair value of the vessel was determined through Level 2 inputs of the fair value hierarchy as determined by management and was measured on a non-recurring basis.
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	Vessels' Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2017	$247,327	$(46,019)	$201,308
- Vessels' disposals	(98,236)	27,716	(70,520)
- Transfer to vessels held for sale	(23,013)	3,138	(19,875)
- Depreciation	-	(2,798)	(2,798)
- Impairment charges	(15,626)	-	(15,626)
Balance, June 30, 2018	$110,452	$(17,963)	$92,489

As at June 30, 2018, all the Company's vessels, including the one classified as held for sale, were provided as collateral to secure the loan facility with DSI, discussed in Note 3.
5.	Unrelated Party Financing
The amounts of unrelated party financing shown in the accompanying consolidated balance sheets are analyzed as follows:
	June 30, 2018	Current	Non-current	December 31, 2017	Current	Non-current

Addiewell LTD - Term Loan	$-	$-	$-	$8,500	$8,500	$-
Discount Premium payable to the lenders	-	-	-	3,718	3,718	-
less unamortized deferred financing costs	-	-	-	(99)	(99)	-
Unrelated party financing, net of unamortized deferred financing costs	$-	$-	$-	$12,119	$12,119	$-

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2018
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

Addiewell Ltd ("Addiewell")  – Loan Facility: On June 30, 2017, the Company partially funded the refinancing of its then existing loan with the Royal Bank of Scotland Plc ("RBS"), with proceeds under a new secured loan facility with Addiewell Ltd., an unaffiliated third party, in the amount of $35,000.  The loan, which would mature on December 31, 2018, also provided for an additional $10,000 interest-bearing "discount premium", which was also payable at maturity and was recognized in Interest and Finance costs throughout the life of the loan and in Unrelated party financing, net of unamortized deferred financing costs. Moreover, the loan, which ranked senior to the loan agreement with DSI (Note 3), was secured by first priority mortgages over all the Company's containerships, bore interest at the rate of 6% per annum for the first twelve months, scaled to 9% per annum for the next three months and further scaled to 12% per annum for the remaining three months until maturity. Finally, the loan facility included financial and other covenants which stipulated the repayment of the facility with proceeds from the sale of assets of the Company, proceeds from the issuance of new equity and proceeds from the exercise of existing warrants to purchase the Company's Series B Convertible Preferred Shares (Note 7), and prohibited the payment of dividends. During 2018, the Company has repaid in full the outstanding loan balance and the entire discount premium by making use of warrant proceeds (Note 7) and vessels' sales proceeds (Note 4), and accordingly, the loan agreement was terminated.
For the six months ended June 30, 2018 and 2017, interest expense incurred in connection with the Addiewell and the RBS loans, amounted to $247 and $2,696, respectively, while the discount premium amortization for the six months ended June 30, 2018 and 2017, amounted to $6,282 and $20, respectively. Interest expense and discount premium amortization are included in Interest and finance costs in the accompanying unaudited interim consolidated statements of operations.  Accrued interest as of June 30, 2018 and December 31, 2017, amounted to $0 and $9, respectively, and is included in Accrued liabilities in the accompanying consolidated balance sheets.
6.	Commitments and Contingencies
(a) Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels.  Currently, management is not aware of any claims or contingent liabilities, which should be disclosed, or for which a provision should be established and has not in the accompanying unaudited interim consolidated financial statements.
The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim consolidated financial statements.
The Company's vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the protection and indemnity association ("P&I Association") in which the Company's vessels are entered. The Company's vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year.  Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls outstanding in respect of any policy year.
 (b)          As at June 30, 2018, all our vessels were operating under time charter agreements. The minimum contractual annual charter revenues, net of related commissions to third parties, to be generated from the existing as at June 30, 2018, non-cancelable time charter contracts, are estimated at $9,799, until June 30, 2019.

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2018
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

7.	Changes in Capital Accounts
(a) Issuance of Series B Preferred Stock and Warrants to purchase Series B Preferred Stock: On March 21, 2017, the Company completed a registered direct offering of (i) 3,000 newly-designated Series B-1 convertible preferred shares, par value $0.01 per share, and common shares underlying such Series B-1 convertible preferred shares, and (ii) warrants to purchase 6,500 of Series B-1 convertible preferred shares, 6,500 of Series B-1 convertible preferred shares underlying such warrants, and common shares underlying such Series B-1 convertible preferred shares. Concurrently with the registered direct offering, the Company completed an offering of warrants to purchase 140,500 of Series B-2 convertible preferred shares in a private placement, in reliance on Regulation S under the Securities Act. The securities in the registered direct offering and private placement were issued and sold to Kalani Investments Limited (or "Kalani"), an entity not affiliated with the Company, pursuant to a Securities Purchase Agreement. In connection with the private placement, the Company entered into a Registration Rights Agreement with Kalani, pursuant to which the investor was granted certain registration rights with respect to the securities issued and sold in the private placement. The Series B convertible preferred shares are convertible at any time at the option of the holder into common shares at an initial conversion price of $7.00 per common share, provided that a certain minimum trading volume of the Company's common shares on the conversion date is met. At the option of Kalani, the preferred stock may be alternatively converted into common shares at a per share price equal to the higher of (i) 92.25% of the lowest daily volume weighted average price on any trading day during the 5 consecutive trading day period ending on and including the conversion date and (ii) $0.50. Kalani may elect to convert the preferred stock into shares of common stock at the conversion price or alternate conversion price then in effect, at any time. The Series B preferred warrants are exercisable into Series B convertible preferred shares at any time at the option of the holder thereof at an exercise price of $1,000 per Series B convertible preferred share.
The Company in its assessment for the accounting of the Series B-1 and B-2 convertible preferred shares has taken into consideration ASC 480 "Distinguishing liabilities from equity" and determined that the preferred shares should be classified as equity instead of liability. Upon exercise of the warrants, the holder is entitled to receive preferred shares. ASC 480 "Distinguishing liabilities from equity" requires that a warrant which contains an obligation that may require the issuer to redeem the shares in cash, be classified as a liability and accounted for at fair value. The Company determined that the fair value of the warrants at inception and at June 30, 2018 is immaterial. As at June 30, 2018, 105,750 warrants remained outstanding.
During the six months ended June 30, 2018, 11,750 preferred warrants were exercised and the Company received net proceeds, after deducting offering expenses payable by the Company, of $11,703. In the first six months of 2018, an aggregate of 11,264 Series B convertible preferred shares were converted to 5,468,205, common shares, thus leaving 775 Series B convertible preferred shares outstanding as of June 30, 2018.
(b) Compensation cost on restricted common stock: On February 9, 2018, the Company's board of directors approved an amendment to the 2015 Equity Incentive Plan, to increase the aggregate number of shares issuable under the plan to 550,000 shares.
On February 9, 2018, the Company issued 161,700 restricted common shares as an award to the executive management and the non-executive directors, pursuant to the Company's board of directors' decision of February 9, 2017. The fair value of the award is $380 and the number of shares issued was based on the share closing price of February 9, 2018. One third of the shares vested on February 9, 2018 and the remainder two thirds will vest ratably over two years from the issuance date.

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2018
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

Moreover, on February 15, 2018, the Company's board of directors approved a one-time award of restricted common stock, which was proposed by the Company's compensation committee, with an aggregate value of $5,000, to the Company's executive officers and non-executive directors, in recognition of the successful refinancing of the Company's RBS loan in 2017. The award will be granted on February 15, 2019 and the exact number of shares for the grantees will be defined based on the share closing price of February 15, 2019. One third of the shares will vest on the issuance date and the remainder two thirds will vest ratably over two years from the issuance date.
During the six months ended June 30, 2018 and 2017, compensation cost on restricted stock amounted to $683 and $541, respectively, and is included in General and administrative expenses in the accompanying unaudited interim consolidated statements of operations. At June 30, 2018 and December 31, 2017, the total unrecognized compensation cost relating to restricted share awards was $4,584 and $267, respectively.
During the six months ended June 30, 2018, the movement of the restricted stock cost was as follows:
	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2017	-	$-
Granted	161,700	2.35
Vested	(53,899)	2.35
Forfeited or expired	-	-
Outstanding at June 30, 2018	107,801	$2.35

At June 30, 2018, the weighted-average period over which the total compensation cost related to non-vested awards, as presented above, is expected to be recognized, is 1.11 years.
8.	Earnings / (Loss) per Share
All common shares issued (including the restricted shares issued under the equity incentive plan) are DCI's common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreement. Unvested shares granted under the Company's incentive plan of 107,801 as of June 30, 2018, are entitled to receive dividends which are not refundable, even if such shares are forfeited, and therefore are considered participating securities for basic earnings per share calculation purposes. The calculation of basic earnings/ (loss) per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed. For the purpose of calculating diluted earnings per share, the weighted average number of diluted shares outstanding includes the incremental shares assumed issued as determined in accordance with the antidilution sequencing provisions of ASC 260. The computation of diluted earnings per share also reflects the potential dilution that could occur if warrants to issue common stock were exercised, to the extent that they are dilutive, as well as the potential dilution that could occur if convertible preferred stock were converted. For the six months ended June 30, 2018, and on the basis that the Company incurred losses, the effect of the incremental shares assumed issued would have been anti-dilutive and therefore basic and diluted losses per share is the same amount.
	2018		2017
	Basic LPS	Diluted LPS	Basic EPS	Diluted EPS
Net income/(loss)	$(46,245)	$(46,245)	$29,124	$29,124
Net income/(loss) available to common stockholders	(46,245)	(46,245)	29,124	29,124
Weighted average number of common shares outstanding	7,068,474	7,068,474	1,856	1,856
Effect of dilutive shares	-	-	-	86
Total shares outstanding	7,068,474	7,068,474	1,856	1,942
Earnings/(Loss) per common share	$(6.54)	$(6.54)	$15,691.81	$14,996.91

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2018
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

9.	Financial Instruments
The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term loans and restricted cash balances, bearing interest at variable interest rates, approximate their recorded values as at June 30, 2018 and December 31, 2017.
10.	Subsequent Events
(a)
Sale of the vessel classified as held for sale: The vessel "Hamburg" was delivered to her new owners on July 20, 2018, (Note 4), and the proceeds were used to fully repay the Company's existing indebtedness (see (b) below).

(b)
Repayment of related party loan: In July 2018, the Company repaid its entire outstanding loan balance and the entire discount premium due to DSI, using the proceeds from the sale of the vessels "Puelo" and "Hamburg", and accordingly, the loan agreement was terminated (Notes 3 and 4).

(c)
Issuance and Conversion of Series B Preferred Shares: Subsequent to the balance sheet date and up to September 13, 2018, the 775 Series B-2 convertible preferred shares outstanding on June 30, 2018 were converted to common stock (Note 7). Additionally, the Company received $1,000 of gross proceeds from the exercise of 1,000 Series B-2 preferred warrants to purchase an equal number of Series B-2 convertible preferred shares. In aggregate, subsequent to the balance sheet date, 1,365 Series B-2 convertible preferred shares were converted to 978,356 common shares, thus leaving 410 Series B-2 convertible preferred shares outstanding on September 13, 2018.